MARTIN SNOW, LLP

ATTORNEYS AT LAW

240 THIRD STREET

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MACON, GEORGIA 31202-1606

TELEPHONE 478/749-1700

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WRITER’S DIRECT DIAL : 478/749-1709

E-MAIL: mnwhite@martinsnow.com

WENDELL L. BOWDEN

EDWARD J. HARRELL

JOHN C. EDWARDS

J. KENNETH WALKER

ROBERT R. GUNN, II

JOHN T. McGOLDRICK, JR.

CUBBEDGE SNOW, III

WILLIAM H. LARSEN

EDWARD L. LONG, JR.

JOHN C. DANIEL, III

T. BARON GIBSON, II

CRAWFORD B. EDWARDS, JR.

MICHAEL M. SMITH

LISA M. EDWARDS

BLAIR K. CLEVELAND

THOMAS PETER ALLEN III

AMBER K. DUFF

MICHAEL N. WHITE

H. DAVID BULLARD

RICHARD A. EPPS, JR.

ROSS S. SCHELL

JENNY MARTIN STANSFIELD

MARTY K. SENN

STUART E. WALKER

        OF COUNSEL

JEFFREY M. RUTLEDGE

        EMERITUS

T. BALDWIN MARTIN, JR.

CUBBEDGE SNOW, JR.

REMER C. DANIEL

December 12, 2008

Ms. Kathryn McHale, Attorney Advisor

U.S. Securities & Exchange Commission

Washington, DC 20549

RE:	McIntosh Bancshares, Inc. Schedule 14A
Filed November 6, 2008
File No. 000-49766

Dear Ms. McHale:

In response to our telephone conversation on December 8, 2008, please see the following numbered responses:

1. Attached please find the proposed revised balance sheet that has each line item of the components of shareholder’s equity.

2. Also, please see the footnotes 4 and 5 that disclose how the discount and fair value were calculated.

3. On each of the pro forma statements of income, the line item for the dividends has been changed to “effective dividends on preferred stock.”

4. Also on each of the pro forma statements of income, the footnotes have been amended to disclose:

(F.N. 1)	the rate used to determine the impact on net income in reducing the company’s brokered deposits.

(F.N. 2)	the effective tax rate used.

Page Two

Ms. Kathryn McHale, Attorney Advisor

December 12, 2008

(F.N. 3)	quantifying the dividends on the preferred stock, preferred warrants and the discount being amortized on each.

5. Attached please find the worksheet used to determine the fair value of the preferred stock and preferred warrant and allocation of the proceeds.

I am preparing this correspondence to be filed on EDGAR, but emailed this to you in the meantime to see if any further revisions would be required. Please let me know at your earliest convenience.

Yours very truly,

/s/ Michael N. White
MICHAEL N. WHITE
Attorney for McIntosh Bancshares, Inc.

MNW:ps
Enclosures
cc:	William K. Malone
Mr. James P. Doyle

MCINTOSH BANCSHARES, INC.

Pro Forma Select Consolidated Balance Sheet Data and Capital Ratios

	September 30, 2008 (Unaudited)
	Historical	As adjusted Minimum(1)		As adjusted Maximum(2)
Balance Sheet:
Total Liabilities(3)	$418,906,193	$415,326,193		$408,206,193
Shareholders’ Equity
Senior Preferred Stock	—	3,580,000		10,700,000
Warrant Preferred Stock	—	179,000		535,000
Discount on Senior Preferred Stock	—	(202,824	)(4)	(606,205)
Premium on Warrant Preferred Stock	—	23,824	(5)	71,205
Common Stock	7,027,440	7,027,440		7,027,440
Additional Paid in Capital	5,756,399	5,756,399		5,756,399
Retained Earnings	20,263,405	20,263,405		20,263,405
Accumulated Other Comprehensive Income (Loss)	(11,843)	(11,843)		(11,843)

Total Shareholders’ Equity	$33,035,401	$36,615,401		$43,735,401

Capital Ratios:
Total risked-based capital to risk-weighted assets ratio	10.18%	11.18%		13.16%
Tier 1 risked-based capital to risk-weighted assets ratio	8.90%	9.90%		11.89%
Tier 1 leverage ratio	7.05%	7.84%		9.42%
Equity to assets ratio	7.31%	8.10%		9.68%
Tangible equity to tangible assets ratio	7.19%	7.98%		9.56%

(1)	Pro forma impact assuming minimum estimated proceeds from the issuance of preferred stock including warrants ($3.58 million)
(2)	Pro forma impact assuming maximum estimated proceeds from the issuance of preferred stock including warrants ($10.7 million)
(3)	Assumes that proceeds are initially used to reduce brokered deposits.
(4)

The discount on the senior preferred stock results from no additional proceeds but the issuance and immediate exercise of the warrant preferred stock. Fair values of the senior preferred stock and warrant preferred stock are determined and allocated based on the net present value of both instruments with the following assumptions: Dividend rate over the first five years on senior preferred stock – 5%; Dividend rate over the first five years on warrant preferred stock – 9%; Market Discount Rate – 12%; and Term – five years.

(5)

The premium on the warrant preferred stock is the result of a fair value determined using net present value with the following assumptions: Dividend rate over the first five years on warrant preferred stock – 9%; Market Discount Rate – 12%; and Term – five years.

MCINTOSH BANCSHARES, INC.

Pro Forma Condensed Consolidated Statements of Income

Pro Forma Impact of Maximum Estimated Proceeds ($10.7 million)

	12 Months Ending 12/31/07	Adjustments		Pro Forma 12 Months Ending 12/31/07
	(Audited)	(Unaudited)		(Unaudited)
Net interest income	$17,730,720	$546,350	(1)	$18,277,070
Provision for loan losses	3,324,370	—		3,324,370

Net interest income after provision for loan losses	14,406,350	546,350		14,952,700

Total noninterest income	4,206,233	—		4,206,233
Total noninterest expense	14,906,839	—		14,906,839

Earnings before income taxes	$3,705,744	$546,350		$4,252,094
Income tax expense	1,117,856	207,613	(2)	1,325,469

Net earnings	$2,587,888	$338,737		$2,926,625

Less effective dividends on preferred stock	—	690,150	(3)	690,150

Net earnings available to common shareholders	$2,587,888	$(351,413)		$2,236,475

Basic net earnings per share available to common shareholders based on average outstanding shares of 2,810,554 in 2007	$0.92	$(0.12)		$0.80
Diluted net earnings per share available to common shareholders based on average outstanding shares of 2,860,884 in 2007	$0.90	$(0.12)		$0.78

(1)

Assumes that the maximum estimated CPP proceeds are used to reduce brokered deposits with a weighted average rate of 5.1061%. The actual impact to net interest income would be different as McIntosh expects to utilize a portion of the proceeds to fund loan growth. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded and the actual pricing of any such loans.

(2)	Additional income tax expense at 38% is attributable to additional earnings before income taxes as described in Note 1.

(3)

Consists of dividends on preferred stock at a 5% annual rate ($10,700,000 x 5% = $535,000) and dividends on preferred stock warrants at a 9% annual rate ($535,000 x 9% = $48,150) plus the intrinsic costs of issuing preferred warrants ($121,241 accreted discount less $14,241 amortized premium = $107,000 per year) over five years. The costs associated with issuing preferred stock and warrants is reflected in a net discount. The net discount is determined based on the value that is allocated to the preferred stock upon issuance. The net discount is accreted back to par value on a constant effective yield method (approximately 6.5%) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated net accretion is based on a number of assumptions which are subject to change.

MCINTOSH BANCSHARES, INC.

Pro Forma Condensed Consolidated Statements of Income

Pro Forma Impact of Minimum Estimated Proceeds ($3.58 million)

	12 Months Ending 12/31/07	Adjustments		Pro Forma 12 Months Ending 12/31/07
	(Audited)	(Unaudited)		(Unaudited)
Net interest income	$17,730,720	$191,814	(1)	$17,922,534
Provision for loan losses	3,324,370	—		3,324,370

Net interest income after provision for loan losses	14,406,350	191,814		14,598,164

Total noninterest income	4,206,233	—		4,206,233
Total noninterest expense	14,906,839	—		14,906,839

Earnings before income taxes	$3,705,744	$191,814		$3,897,558
Income tax expense	1,117,856	72,889	(2)	1,190,745

Net earnings	$2,587,888	$118,925		$2,706,813

Less effective dividends on preferred stock	—	230,910	(3)	230,910

Net earnings available to common shareholders	$2,587,888	$(111,985)		$2,475,903

Basic net earnings per share available to common shareholders based on average outstanding shares of 2,810,554 in 2007	$0.92	$(0.04)		$0.88
Diluted net earnings per share available to commons shareholders based on average outstanding shares of 2,860,884 in 2007	$0.90	$(0.04)		$0.86

(1)

Assumes that the minimum estimated CPP proceeds are used to reduce brokered deposits with a weighted average rate of 5.3579%. The actual impact to net interest income would be different as McIntosh expects to utilize a portion of the proceeds to fund loan growth. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded and the actual pricing of any such loans.

(2)	Additional income tax expense at 38% is attributable to additional earnings before income taxes as described in Note 1.

(3)

Consists of dividends on preferred stock at a 5% annual rate ($3,580,000 x 5% = $179,000) and dividends on preferred stock warrants at a 9% annual rate ($179,000 x 9% = $16,110) plus the intrinsic costs of issuing preferred warrants ($40,565 accreted discount less $4,765 amortized premium = $35,800 per year) amortized over five years. The costs associated with issuing preferred stock and warrants is reflected in a net discount. The net discount is determined based on the value that is allocated to the preferred stock upon issuance. The net discount is accreted back to par value on a constant effective yield method (approximately 6.5%) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change.

MCINTOSH BANCSHARES, INC.

Pro Forma Condensed Consolidated Statements of Income

Pro Forma Impact of Maximum Estimated Proceeds ($10.7 million)

	9 Months Ending 9/30/08	Adjustments		Pro Forma 9 Months Ending 9/30/08
	(Unaudited)	(Unaudited)		(Unaudited)
Net interest income	$10,173,696	$409,763	(1)	$10,583,459
Provision for loan losses	11,204,912	—		11,204,912

Net interest income (expense) after provision for loan losses	(1,031,216)	409,763		(621,453)

Total noninterest income	4,760,414	—		4,760,414
Total noninterest expense	11,586,874	—		11,586,874

Earnings (loss) before income taxes	$(7,857,676)	$409,763		$(7,447,913)
Income tax (benefit ) expense	(3,201,775)	155,710	(2)	(3,046,065)

Net earnings (loss)	$(4,655,901)	$254,053		$(4,401,849)

Less effective dividends on preferred stock	—	517,613	(3)	517,613

Net earnings (loss) available to common shareholders	$(4,655,901)	$(263,560)		$(4,919,461)

Basic net loss per share available to common shareholders based on average outstanding shares of 2,810,976 in 2008	$(1.66)	$(0.09)		$(1.75)
Diluted net loss per share available to common shareholders based on average outstanding shares of 2,810,976 in 2008	$(1.66)	$(0.09)		$(1.75)

(1)

Assumes that the maximum estimated CPP proceeds are used to reduce brokered deposits with a weighted average rate of 5.1061%. The actual impact to net interest income would be different as McIntosh expects to utilize a portion of the proceeds to fund loan growth. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded and the actual pricing of any such loans.

(2)	Additional income tax expense is 38% attributable to additional earnings before income taxes as described in Note 1.

(3)

Consists of dividends on preferred stock at a 5% annual rate ($10,700,000 x (5%/12 x 9) = $401,250) and dividends on preferred stock warrants at a 9% annual rate ($535,000 x (9%/12 x 9) = $36,113) plus the intrinsic costs of issuing preferred warrants ($121,241/12 x 9 = $90,931 accreted discount less $14,241/12 x 9 = $10,681 amortized premium = $80,250 per year) over five years. The costs associated with issuing preferred stock and warrants is reflected in a net discount. The net discount is determined based on the value that is allocated to the preferred stock upon issuance. The net discount is accreted back to par value on a constant effective yield method (approximately 6.5%) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change.

MCINTOSH BANCSHARES, INC.

Pro Forma Condensed Consolidated Statements of Income

Pro Forma Impact of Minimum Estimated Proceeds ($3.58 million)

	9 Months Ending 9/30/08	Adjustments		Pro Forma 9 Months Ending 9/30/08
	(Unaudited)	(Unaudited)		(Unaudited)
Net interest income	$10,173,696	$143,861	(1)	$10,317,557
Provision for loan losses	11,204,912	—		11,204,912

Net interest income (expense) after provision for loan losses	(1,031,216)	143,861		(887,355)

Total noninterest income	4,760,414	—		4,760,414
Total noninterest expense	11,586,874	—		11,586,874

Earnings (loss) before income taxes	$(7,857,676)	$143,861		$(7,713,815)
Income tax (benefit )expense	(3,201,775)	47,183	(2)	(3,154,592)

Net earnings (loss)	$(4,655,901)	$96,678		$(4,559,223)

Less effective dividends on preferred stock	—	173,183	(3)	173,183

Net earnings (loss) available to common shareholders	$(4,655,901)	$(76,505)		$(4,732,406)

Basic net loss per share available to common shareholders based on average outstanding shares of 2,810,976 in 2008	$(1.66)	$(0.02)		$(1.68)
Diluted net loss per share available to common shareholders based on average outstanding shares of 2,810,976 in 2008	$(1.66)	$(0.02)		$(1.68)

(1)

Assumes that the minimum estimated CPP proceeds are used to reduce brokered deposits with a weighted average rate of 5.3579%. The actual impact to net interest income would be different as McIntosh expects to utilize a portion of the proceeds to fund loan growth. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded and the actual pricing of any such loans.

(2)	Additional income tax expense is 38% attributable to additional earnings before income taxes as described in Note 1.

(3)

Consists of dividends on preferred stock at a 5% annual rate ($3,580,000 x (5%/12 x 9) = $134,250) and dividends on preferred stock warrants at a 9% annual rate ($179,000 x 9%/12 x 9) = $12,082) plus the intrinsic costs of issuing preferred warrants ($40,565/12 x 9 = $30,424 accreted discount less ($4,765/12 x 9 = $3,573) amortized premium = $26,851) amortized over five years. The costs associated with issuing preferred stock and warrants is reflected in a net discount. The net discount is determined based on the value that is allocated to the preferred stock upon issuance. The net discount is accreted back to par value on a constant effective yield method (approximately 6.5%) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change.

Mcintosh State Bank

TARP Capital Analysis

DETERMINATION OF DAY 1 FAIR VALUES AND ALLOCATION OF PROCEEDS

Step 1 - Determination of Fair Value of Preferred and Warrant Preferred

Preferred Valuation
Preferred Stock from TARP	$3,580,000
Term	Perpetual, call assumed in 5yr
Dividend Rate	5.00%
	9.00%
Assumed market discount rate	12.00%
Present Value	73.96%
Fair Value of Preferred	$2,647,926	94.33%
Fair Value of Warrant Preferred	$159,027	5.67%

Aggregate FV for Allocations	$2,806,953	100.00%

Proceeds from Treasury	$3,580,000

Warrant Preferred
Warrant Preferred	$179,000
	Perpetual, call assumed in 5yr
Dividend Rate	9.00%
Assumed market discount rate	12.00%
Present Value	88.84%

Step 2 - Allocation of Proceeds

Preferred Stock	$3,377,176	94.33%
Warrant Preferred Stock	$202,824	5.67%

Total	$3,580,000	100.00%

ACCOUNTING ENTRIES

Day 1 - Cash from Treasury is received, increases capital by that full amount, proceeds are split between Preferred Stock and Warrant Preferred Stock in Capital using allocation method above.

	Day 1	At the end of year 5	Total to Accrete (amortize)
Preferred Stock	$3,377,176	$3,580,000	$202,824
Additional Paid In Capital (Warrants)	$202,824	$179,000	$(23,824)

Total Increase to Permanent Capital	$3,580,000	$3,759,000	$179,000

Accretion & Amortization of preferreds to par - the preferred stocks are accreted (or amortized) to par. We assume a straight line or effective yield accretion (there is an immaterial difference between the two) over the first five years. The net of the accretion on the Preferred Stock and the amortization of the Warrant Preferred decreases the Income Available to Common Shareholders, just as dividends on the preferred do. Entities and their accountants may decide to use a different period to account for the premiums and discounts over but if the period selected is longer than the five-year coupon step-up date, an average dividend should be assumed (avg the dividend rates to the expected redemption). That averaging will increase the dividend deducted from Income Available to Common Shareholders each period.

Each Period - Reduction in Income Available to Common Shareholders

Through Year Five	Quarterly	Annually
Dividend on Preferred - first five years	$44,750	$179,000
Dividend on Warrant Preferred	$4,028	$16,110
Preferred stock accretion	$10,141	$40,565
Warrant Preferred stock amortization	$(1,191)	$(4,765)

Total reduction in
Income Available to Common Sh.	$57,728	$230,910
Divided by initial increase in capital	1.6125%	6.4500%

Tax-equivalent cost of capital - 1st 5 yrs	2.443%	9.773%

After Year Five	Quarterly	Annually
Preferred Dividend - after year five	$80,550	$322,200
Warrant Preferred Dividend	$4,028	$16,110
Total Dividend	$84,578	$338,310
Divided by initial increase in capital	2.3625%	9.4500%
Tax-equivalent cost of capital	3.5795%	14.3182%

Mcintosh State Bank

TARP Capital Analysis

DETERMINATION OF DAY 1 FAIR VALUES AND ALLOCATION OF PROCEEDS

Step 1 - Determination of Fair Value of Preferred and Warrant Preferred

Preferred Valuation
Preferred Stock from TARP	$10,700,000
Term	Perpetual, call assumed in 5yr
Dividend Rate	5.00%
	9.00%
Assumed market discount rate	12.00%
Present Value	73.96%
Fair Value of Preferred	$7,914,193	94.33%
Fair Value of Warrant Preferred	$475,304	5.67%

Aggregate FV for Allocations	$8,389,497	100.00%

Proceeds from Treasury	$10,700,000

Warrant Preferred
Warrant Preferred	$535,000
	Perpetual, call assumed in 5yr
Dividend Rate	9.00%
Assumed market discount rate	12.00%
Present Value	88.84%

Step 2 - Allocation of Proceeds

Preferred Stock	$10,093,795	94.33%
Warrant Preferred Stock	$606,205	5.67%
Total	$10,700,000	100.00%

ACCOUNTING ENTRIES

Day 1 - Cash from Treasury is received, increases capital by that full amount, proceeds are split between Preferred Stock and Warrant Preferred Stock in Capital using allocation method above.

	Day 1	At the end of year 5	Total to Accrete (amortize)
Preferred Stock	$10,093,795	$10,700,000	$606,205
Additional Paid In Capital (Warrants)	$606,205	$535,000	$(71,205)

Total Increase to Permanent Capital	$10,700,000	$11,235,000	$535,000

Accretion & Amortization of preferreds to par - the preferred stocks are accreted (or amortized) to par. We assume a straight line or effective yield accretion (there is an immaterial difference between the two) over the first five years. The net of the accretion on the Preferred Stock and the amortization of the Warrant Preferred decreases the Income Available to Common Shareholders, just as dividends on the preferred do. Entities and their accountants may decide to use a different period to account for the premiums and discounts over but if the period selected is longer than the five-year coupon step-up date, an average dividend should be assumed (avg the dividend rates to the expected redemption). That averaging will increase the dividend deducted from Income Available to Common Shareholders each period.

Each Period - Reduction in Income Available to Common Shareholders

Through Year Five	Quarterly	Annually
Dividend on Preferred - first five years	$133,750	$535,000
Dividend on Warrant Preferred	$12,038	$48,150
Preferred stock accretion	$30,310	$121,241
Warrant Preferred stock amortization	$(3,560)	$(14,241)

Total reduction in
Income Available to Common Sh.	$172,538	$690,150
Divided by initial increase in capital	1.6125%	6.4500%
Tax-equivalent cost of capital - 1st 5 yrs	2.443%	9.773%

After Year Five	Quarterly	Annually
Preferred Dividend - after year five	$240,750	$963,000
Warrant Preferred Dividend	$12,038	$48,150
Total Dividend	$252,788	$1,011,150
Divided by initial increase in capital	2.3625%	9.4500%
Tax-equivalent cost of capital	3.5795%	14.3182%

9